SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated November 5, 2025, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Profit of the fiscal year	in million of ARS
	9/30/2025	9/30/2024
Results of the fiscal year (Three month period)	163,438	(143,662)
Attributable to:
Shareholders of the controlling company	153,846	(139,197)
Non-controlling interest	9,592	(4,465)

2. Other comprehensive income for the fiscal year	in million of ARS
	9/30/2025	9/30/2024
Other comprehensive income for the fiscal year (Three month period)	(1,443)	(655)
Attributable to:
Shareholders of the controlling company	(1,646)	(375)
Non-controlling interest	203	(280)

3. Total comprehensive income for fiscal year	in million of ARS
	9/30/2025	9/30/2024
Total comprehensive for fiscal year (Three month period)	161,995	(144,317)
Attributable to:
Shareholders of the controlling company	152,200	(139,572)
Non-controlling interest	9,795	(4,745)

4. Equity details	in million of ARS
	9/30/2025	9/30/2024
Share Capital	7,639	7,120
Treasury shares	92	349
Comprehensive adjustment of capital stock and of treasury shares	485,611	485,593
Warrants	23,238	30,858
Share Premium	727,849	710,790
Premium for trading of treasury shares	(67,779)	(15,226)
Legal Reserve	70,826	70,826
Special Reserve (Resolution CNV 609/12)	274,016	274,016
Cost of treasury share	(7,543)	(60,386)
Reserve for future dividends	-	107,787
Reserve for conversion	(6,594)	(4,682)
Special Reserve	52,439	85,803
Other reserves	(138,164)	(138,389)
Retained earnings	406,742	(118,809)
Shareholders’ Equity attributable to controlling company’s shareholders	1,828,372	1,435,650
Non-controlling interest	106,626	100,006
Total shareholder's equity	1,934,998	1,535,656

Pursuant to Article 63, last paragraph, of the aforementioned Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 7,730,577,000 (including treasury shares) represented by 773,057,700 non-endorsable nominative ordinary shares of Nominal Value ARS 10 each with the right to 1 vote each, of which 762,520,793 registered, non-endosable common shares with Nominal Value of ARS 10 each with the right to 1 vote each, are issued and duly registered and 10,536,907 registered, non-endosable common shares with Nominal Value of ARS 10 each and entitled to 1 vote each are in the process of registration. The amount of outstanding shares is 772,936,772.

The Company's market capitalization as of September 30, 2025 was approximately USD 915 million (77,305,770 GDS with a price per GDS of USD 11.84).

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 412,158,780 shares directly, which represents 53.32% of the share capital (net of treasury shares). Cresud is a company incorporated and registered with the General Inspection of Justice domiciled at Carlos Della Paolera 261, 9th floor, Autonomous City of Buenos Aires, Argentina.

We also inform that as of September 30, 2025, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 360,777,992 common shares, with a nominal value of ARS 10 each and one vote per share from the Company that represents 46.68% of the issued share capital.

It should be considered that in May 2021 the company increased its share capital by 80 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 80 million warrants were issued. The options expire on May 12, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “IRS2W” and on the NYSE under the symbol “IRSWS”. As of today, the number of outstanding warrants is 53,853,144.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 852,857,288  (considering the current conversion ratio of 1.4818 shares of nominal value ARS 10 per option). We also inform that if Cresud, were to exercise its warrants like the rest of the shareholders, its stake would increase by 73,563,406 ordinary shares, which would mean a 56.96% stake on the share capital (net of treasury shares), it corresponds to 485,722,186  ordinary shares.

Among the news of the period ended on September 30, 2025, and subsequent, the following can be highlighted:

●
 The net result for the first quarter of fiscal year 2026 recorded a gain of ARS 163,438 million, compared to a loss of ARS 143,662 million in the same period of 2025. This was mainly driven by the gain from changes in the fair value of investment properties.

●
Adjusted EBITDA from rental segments reached ARS 64,256 million in the first quarter of 2026, increasing 3.5% compared to the same period of 2025.

●
Shopping malls revenues and adjusted EBITDA grew 6.6% and 4.1%, respectively, during the first quarter of 2026 compared to the same quarter of 2025, while real tenant sales in shopping malls declined 7.0%.

●
During the quarter, we acquired the “Al Oeste” shopping center located in Haedo, Greater Buenos Aires, for USD 9 million, and continued construction progress on Distrito Diagonal, a shopping center under development in the city of La Plata.

●
Occupancy of the premium office portfolio reached 100% during the quarter.

●
On October 30, 2025, the Shareholders’ Meeting approved a cash dividend distribution for ARS 173,788 million (10% dividend yield).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: November 5, 2025
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